{THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED}
                   {PURSUANT TO RULE 901(d) OF REGULATION S-T}

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             Ranger Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    752907105
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 29, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of his cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


617618.4
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     This statement  ("Amendment No. 4") amends and supplements the Schedule 13D dated March 20, 1997 (the "Schedule 13D," which term includes such schedule as originally filed and as amended by all prior amendments, and as amended hereby). The following amendments of the original Schedule 13D have been filed on the dates indicated:

                  Amendment No. 1                    March 27, 1997
                  Amendment No. 2                    April 16, 1997
                  Amendment No. 3                    June 19, 1997

     Capitalized terms used but not otherwise defined herein have the meanings previously provided in the Schedule 13D.

Items 4, 5 and 6 are supplemented as follows:

     On July 29, 1997, Pure Group, Inc., a Delaware corporation ("PGI"), the Company and Messrs. James B. Rubin, James Berman and Duncan N. Darrow (such individuals collectively referred to herein as the "Former Directors") entered into an agreement (the "Settlement Agreement"). Pursuant to the Settlement
Agreement:

          (a) PGI has loaned (the "Loan") to the Company the amount of $196,477, which bears interest at two points above the announced prime rate, as adjusted from time to time, compounded monthly. As required by the Settlement Agreement, the Loan will be applied as follows:

               o To pay the accrued but unpaid salary of the Company's former chief executive officer, Mr.
                    James  B.  Rubin,   including  payroll  taxes  and
                    withholdings
                    thereon............................................$54,063

               o    To pay certain overdue  management fees owed to an
                    affiliate of Mr. Rubin.............................$20,904

               o    To pay other outstanding  expenses incurred by the
                    Company under the  management of the Former Board,
                    including   fees   of   accountants,    attorneys,
                    auditors,  business records archives, printing and
                    stock transfer agent's fees and expenses..........$121,510

          (b) Messrs. James Berman and Duncan N. Darrow (collectively with Mr. Rubin, the "Former Directors") resigned from the Board of Directors, and Mr. Rubin, as the sole remaining member of the Board, filled the vacancies resulting from such resignations by appointing Messrs. Morton E. Handel and Isaac Perlmutter (collectively with Mr. Raymond Minella, the "New Directors") as directors; Mr. Rubin then resigned from the Board, and Messrs. Handel and Perlmutter elected Mr. Raymond Minella to fill the vacancy resulting from Mr. Rubin's resignation.

          (c) The New Directors will maintain in force the Company's current directors' and officers' liability insurance for not less than one year beyond the current expiration


617618.4
                                                                    Page 2 of 4

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     date of December 27, 1997,  provided that such  insurance is available at a premium that is not more than 50% higher than the premium for the year ended December 27, 1997. PGI has been advised by former management that the annual premium for the year ended December 27, 1997, was approximately $35,000.

          (d) Mr. Rubin has agreed to deliver a written proxy card appointing the New Directors as his proxy at the 1997 Annual Meeting, but he has withheld authority to vote for the New Board.

          (e) PGI and the Former Directors have exchanged mutual releases relating to the proxy contest. The Company has not issued any such releases in connection with the Settlement Agreement.

     On July 31, 1997, PGI distributed, to the shareholders of record as of June 16, 1997, of the Company, a supplement (the "Supplement") to the Opposition Proxy Statement which it first distributed on or about June 20, 1997.

     Each of the Reporting Persons has withdrawn from the Joint Filing Agreement effective immediately after the filing of this Amendment No. 4, and do not intend to file any further amendments to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

         *Exhibit I --   Filing  agreement  dated  March  19,  1997,  among  the
                              Reporting Persons.

         *Exhibit II --  Preliminary   soliciting   material   filed   with  the
                              Securities and Exchange Commission (the "SEC") on March 27, 1997.

         *Exhibit III -- Definitive  Proxy  Statement  (the  "Opposition   Proxy
                              Statement") and Form of Proxy filed with the SEC on June 19, 1997, by Pure Group, Inc., with respect to the 1997 Annual Meeting of Stockholders of Ranger Industries, Inc.

          Exhibit IV --  Settlement  Agreement  dated July 29,  1997,  among the
                              Company, PGI and the Former Directors, excluding the exhibits thereto other than Exhibit A).

          Exhibit V --   Supplement dated July 31, 1997, to the Opposition Proxy
                              Statement,  incorporated  herein by  reference  to
                              Schedule 14A filed by PGI on July 31, 1997.


--------
* Previously filed.


617618.4
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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August  7, 1997          PURE GROUP, INC.


                                 By:  /s/ Isaac Perlmutter
                                      -----------------------------------------
                                           Name:  Isaac Perlmutter
                                           Title:  President

                                 TANGIBLE MEDIA, INC.

                                           *
                                 By:
                                      -----------------------------------------
                                           Name:  Mitchell Boden
                                           Title: President


                                 KIDBEST LIMITED
                                           *
                                 By:
                                      -----------------------------------------
                                           Name:  Cheng Hsieh
                                           Title: Executive Officer

                                           *

                                      -----------------------------------------
                                           Joseph M. Ahearn

                                           *

                                      -----------------------------------------
                                           Robert M. Grosser

                                           *

                                      -----------------------------------------
                                           Morton Handel

                                           *

                                      -----------------------------------------
                                           Cheng Hsieh



                                 *By:  /s/ Isaac Perlmutter
                                      -----------------------------------------
                                      Isaac Perlmutter, Pro Se
                                      and Attorney-In-Fact


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